UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Amendment No. 3

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Superior Essex Inc.

(Name of Subject Company (Issuer))

Cyprus Acquisition Merger Sub, Inc.

and

LS Corp.

(Names of Filing Persons (Offerors))

Common Stock, par value $0.01 per share

(Title of Class of Securities)

86815V105

(CUSIP Number of Class of Securities)

Choong-hyun Kim

c/o LS Cable Ltd.

15F, LS Tower, 1026-6 Hogye-dong, Dongan-gu

Anyang-si, Gyeonggi-do

Korea 431-080

+ 82-2-2189-9114

(Name, Address and Telephone Numbers of Person Authorized to

Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Victor I. Lewkow, Esq.

Sang Jin Han, Esq.

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

(212) 225-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$929,754,540	$36,539.35

*	For purposes of calculating the filing fee pursuant to Rule 0-11(d) only, the Transaction Valuation was calculated on the basis of (i) the aggregate of 21,055,584 shares of common stock, par value $0.01 per share, of Superior Essex Inc. outstanding on a fully diluted basis, consisting of: (a) 19,733,803 shares of common stock issued and outstanding, and (b) 927,409 shares of common stock issuable on or before expiration of the offer pursuant to existing stock options and other equity-based awards, and (ii) the tender offer price of $45.00 per share.
**	The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, is calculated by multiplying the Transaction Valuation by 0.00003930.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$36,539,35	Filing Party:	Cyprus Acquisition Merger Sub, Inc. and LS Corp.
Form or Registration No.:	Schedule TO	Date Filed:	July 1, 2008

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 3 to the Tender Offer Statement on Schedule TO (this “Amendment”), filed with the Securities and Exchange Commission on August 5, 2008, amends and supplements the Tender Offer Statement on Schedule TO filed on July 1, 2008, as amended by Amendment No. 1, filed on July 21, 2008 and Amendment No. 2, filed July 31, 2008 (the “Schedule TO”) and relates to the offer by Cyprus Acquisition Merger Sub, Inc., a Delaware corporation (“Purchaser”) and indirect subsidiary of LS Corp., a corporation organized under the laws of the Republic of Korea and formerly known as LS Cable Ltd. (“Parent”), to purchase all outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Superior Essex Inc., a Delaware corporation (the “Company”), at a price of $45.00 per Share, net to the seller in cash, without interest thereon and less any amounts required to be withheld under applicable U.S. federal, state or local tax laws, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 1, 2008 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”), which are annexed to and filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. This Amendment is being filed on behalf of Purchaser and Parent.

All information set forth in the Offer to Purchase is incorporated by reference in response to Items 1 through 11 in the Schedule TO, except those items as to which information is specifically provided herein. Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.

Items 1 through 11.

Items 1, 4, 8 and 11 of the Schedule TO are hereby amended and supplemented by adding the following text thereto:

The subsequent offering period expired at 5:00 PM (New York time) on Monday, August 4, 2008.

On August 5, 2008, Parent, its subsidiary LS Cable Ltd. and the Company issued a joint press release announcing that a total of 18,372,897 Shares were validly tendered and not withdrawn prior to the expiration of the subsequent offering period. Purchaser has accepted for payment all of the Shares validly tendered in the Offer and the subsequent offering period and, as a result, owns approximately 92.32% of the outstanding Shares.

In accordance with the Merger Agreement, Purchaser expects to complete a “short form” merger of Purchaser with and into Superior Essex later this week. As a result of the Merger, all Shares (other than those as to which holders properly exercise appraisal rights and other than those owned by Purchaser) will be canceled in exchange for the right to receive the same $45.00 per share price as paid in the Offer, without interest and less any amounts required to be withheld under applicable U.S federal, state or local tax laws. Following the completion of the Merger, the Company will become an indirect subsidiary of Parent, and the Shares will cease to be traded on The NASDAQ Global Market Select.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(1)(K) Text of press release issued by Parent, LS Cable Ltd. and the Company on August 5, 2008.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Cyprus Acquisition Merger Sub, Inc.

By:	/s/ Choong-hyun Kim
Name:	Choong-hyun Kim
Title:	President

LS Corp.

By:	/s/ Kwang Woo Lee
Name:	Kwang Woo Lee
Title:	Senior Executive Vice President

Dated: August 5, 2008